MDS Reports First Quarter 2006 Financial Results

$0.23 in Adjusted EPS and 10% Organic Growth in Adjusted EBITDA

Toronto, Canada, March 9, 2006 - MDS Inc. (TSX: MDS; NYSE: MDZ), a company providing a range of enabling products and services to the global life sciences markets, today reported its first quarter 2006 results.

Quarterly Highlights

  5% organic revenue growth in life sciences
  10% organic growth in adjusted EBITDA
  MAPLE mediation concluded successfully
  Montreal bioanalytical issues reduce EBITDA by $10 million
  $15 million or 260 basis point sequential decline in SG&A
  $0.38 in GAAP EPS, $0.23 in adjusted EPS

For the quarter, MDS's consolidated revenue was $365 million, up 4% organically, over the same period last year. Adjusted EBITDA was $64 million, up 10% organically, driven by strong results in the isotopes and diagnostics businesses. Adjusted earnings per share were $0.23 compared to $0.22 in the same period last year. Selling, general and administrative costs declined from the fourth quarter by $15 million or 260 basis points to 19% of revenues.

Financial Highlights
			% Change
($ millions)	Q1 F2006	Q1 F2005	Reported	Organic
Revenue	$365	$369	(1%)	4%
Adjusted EBITDA:
	$$64	$64	-	10%
%	18%	17%	NA	NA
Adjusted EPS	$0.23	$0.22	5%	NA
GAAP EPS	$0.38	$0.21	80%	NA

In the quarter, MDS continued to focus significant resources on completing the review of certain past studies in its Montreal bioanalytical facility and increased expenditures on these activities to $6 million. Over the past year, MDS has conducted a review of bioequivalency studies performed in Montreal over the 2000-2004 period and identified those requiring further assessment. As anticipated, there are a number of follow-up activities that will take place over the remainder of the fiscal year, with continued impact on the cost structure of this business. In total, lower revenue in the Montreal bioanalytical business combined with the cost of the review, reduced EBITDA in the first quarter by $10 million compared to the first quarter of 2005.

MDS continued to execute its strategy to focus the Company on its Life Sciences businesses. In the quarter, the Company completed the sale of Source Medical, substantially completed its 700 person reduction in headquarters and management staff, and continued with the process to find an alternate ownership structure for the Company's diagnostics business. Subsequent to the quarter, MDS reached a mediated agreement with respect to the MAPLE project. All of MDS's businesses, with the exception of the bioanalytical business, delivered organic growth in revenues and adjusted EBITDA relative to the first quarter of 2005. Diagnostic and medical isotope businesses drove overall performance with organic adjusted EBITDA growth of 25% and 63% respectively.

"MDS was able to deliver organic growth in Life Sciences revenues and adjusted EBITDA, despite continued challenges with our bioanalytical operations in Montreal," said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc. "I am encouraged by the improvement in selling, general and administration expenses over the fourth quarter of 2005 as we build a more competitive, streamlined cost structure."

Operating Segment Results

MDS Pharma Services
			% Change
($ millions)	Q1 F2006	Q1 F2005	Reported	Organic
Revenue: Early-stage Late-stage	$78 51	$88 50	(11%) 2%	(1%) 13%
Total	$129	$138	(7%)	2%
Adjusted EBITDA:
	$$3	$8	(62%)	-
%	2%	6%	NA	NA

Pharmaceutical research services revenue for the first quarter increased 2% organically, over the same period last year. Excluding the bioanalytical business, organically, revenue grew by 10% and EBITDA improved by 33%.

Backlog was up 17% year-over-year to US$370 million and was up 9% sequentially, as we continue to win late-stage global contracts. The Company continued the Montreal bioanalytical FDA review in the quarter at a cost of $6 million. This increased cost, and revenues significantly lower than last year offset adjusted EBITDA growth in all other markets, and accounted for the decline in EBITDA from $8 million in the first quarter last year to $3 million this quarter.

There are encouraging signs that our Global Clinical Development (GCD) line of business is gaining traction from its strategic therapeutic focus on oncologic/hematologic and metabolic diseases. Nearly half of GCD new business wins came from these areas in the first quarter of 2006. These successes have been accompanied by opportunities to bid on larger, high-value studies in these therapeutic areas.

MDS Nordion
			% Change
($ millions)	Q1 F2006	Q1 F2005	Reported	Organic
Revenue	$82	$75	9%	19%
Adjusted EBITDA:
	$$28	$25	8%	63%
%	34%	33%	NA	NA

Isotope revenue for the first quarter grew 19% year-over-year on an organic basis, driven by the strength of the medical imaging business. Results for the medical isotope business were positively impacted due to a competitor's voluntary recall of its technetium generator line used in cardiac imaging. EBITDA increased organically by 63% in the first quarter of 2005. The new Equinox cancer therapy system was launched during the quarter. The completion of the MAPLE mediation and a supply agreement with Molecular Insights Pharmaceuticals, Inc. were announced subsequent to the quarter.

MDS Sciex
			% Change
($ millions)	Q1 F2006	Q1 F2005	Reported	Organic
Revenue	$71	$74	(4%)	1%
Adjusted EBITDA:
	$$19	$21	(10%)	-
%	27%	28%	NA	NA

Analytical instrument revenue for the first quarter grew 1% year-over-year on an organic basis. Organic EBITDA was level with last year but declined 10% as reported from $21 million to $19 million, due principally to currency. Our new products sold extremely well, particularly the API 5000™, the 4800 MALDI TOF/TOF™ and the 3200 Q TRAP®, and demand in the quarter outstripped our ability to supply these products. MDS Sciex shipped the first CellKey™ system produced at the new Singapore facility in the quarter.

MDS Diagnostic Services
			% Change
($ millions)	Q1 F2006	Q1 F2005	Reported
Revenue	$83	$82	1%
Adjusted EBITDA:
	$$20	$16	25%
%	24%	20%	NA

MDS Diagnostic Services revenue increased 1% year-over-year to $83 million. EBITDA margins grew 460 basis points to 24% in the first quarter of 2006, largely due to successful implementation of LeanSigma initiatives. Funding negotiation with the Ontario Ministry of Health continued in the first quarter and it continues to be our expectation that, when concluded, any increases will be retroactive to March 31, 2005.

Corporate

Last September, MDS announced its new strategy to focus on its high-growth, global life sciences businesses. During the first quarter, a number of items were concluded in executing this strategy. MDS successfully divested its interest in Source Medical for $79 million and the retail business of MDS Capital and entered into an agreement to sell its interest in Calgary Laboratory Services. The evaluation of alternate ownership options for the Company's remaining diagnostics business is proceeding well and is expected to be announced in the first half of 2006 and completed by the end of fiscal 2006.

MDS continues to focus on operational effectiveness in each of its core businesses. A $15 million, or 260 basis point, reduction in selling, general and administration expenses in the quarter compared to the fourth quarter of last year reflects the impact of the Company's efforts to reduce layers of management, expedite decision making and enhance our global competitiveness.

Following the completion of the diagnostics transaction, MDS intends to change to US dollar/US GAAP reporting. With over 95% of revenues in Life Sciences sourced from outside of Canada, US dollar/US GAAP reporting will be a more natural reporting convention for the Company, and one that will provide shareholders with greater transparency of operating results and ease of comparability with global life sciences peers.

The use of non-GAAP measures section in the MD&A outlines the use of the terms 'organic' and 'adjusted' in reflecting operating performance of the Company. We use certain non-GAAP measures so that readers have a better understanding of the significant events and transactions that have had an impact on our results. We provide a reconciliation of these non-GAAP measures to our GAAP financial results in the accompanying MD&A.

Annual Shareholder Meeting and Conference Call

MDS will hold its Annual Shareholder Meeting at 4:00 pm ET today at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada. This meeting will also be broadcast live at www.mdsinc.com. MDS will be holding a conference call today at 10:30 am to discuss the first quarter results. This call will be webcast live at www.mdsinc.com and will also be available in archived format at www.mdsinc.com/news_events/webcasts_presentations.asp after the call.

About MDS

MDS Inc. is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. MDS is a global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

MDS Forward Looking Statement

This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further MDS information contact:
Investor & Media Inquiries Sharon Mathers Vice-President, Investor Relations 416-675-6777 ext. 2695 smathers@mdsinc.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 8, 2006

Following is management's discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended January 31, 2006 and its financial position as at January 31, 2006. This MD&A should be read in conjunction with the consolidated financial statements and notes that follow. For additional information and details, readers are referred to the annual financial statements and MD&A for 2005 and the Company's Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com.

Caution regarding forward-looking statements

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of MDS's current results and to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

From time-to-time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. We may make such statements in this document, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2006, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectation, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, management of liquidity and funding and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the US dollar and the Euro; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations and enforcement thereof; judicial judgments and legal proceedings; our ability to obtain accurate and complete information from, or on behalf of, our customers and counter-parties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Use of non-GAAP measures

In this MD&A we describe certain income and expense items that are unusual or non-recurring. These terms are not defined by generally accepted accounting principles (GAAP). Our usage of these terms may vary from the usage adopted by other companies. We identify the impact of these amounts on operating income and on earnings per share (EPS). We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

In addition, terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); EBITDA margin; adjusted EPS; and backlog are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

We also discuss the results of our operations, isolating variances that relate to changes in exchange rates and acquisitions. We use the term "organic" to describe the results presented in this way. To isolate the impact of currency movements, we eliminate the impact of foreign currency hedging activities in both the current and prior periods and recalculate the base figures for the prior period using the exchange rates that were in effect for the current period.

Tabular amounts are in millions of Canadian dollars, except per share amounts and where otherwise noted.

Introduction

MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

Discontinued operations

All financial references in this document exclude those businesses that we consider to be discontinued. Our discontinued businesses include our generic radiopharmaceuticals operations, our US laboratory operations, certain early-stage pharmaceutical research services operations, and our interests in Source Medical Corporation (Source) and Calgary Laboratory Services Partnership (CLS). All financial references for the prior year have been restated to reflect this treatment. From the amounts reported in our first quarter 2005 interim report, revenues for 2005 have been reduced by $74 million and income from continuing operations has been reduced by $1 million.

Segmented reporting

In light of our new strategic plan and our decision to find an alternative ownership structure for our diagnostics businesses, we have revised our definition of reportable segments effective this quarter, with retroactive effect. We now consider each of our underlying businesses to be a separate reportable segment and we have revised our financial statements and our MD&A to reflect this.

In our reports for prior periods, we allocated costs incurred centrally and for the benefit of all business units to our two reportable segments pro-rata, based on revenues. We have now realigned our allocation method for these costs to charge each business unit for the cost of services consumed. Costs that benefit the corporation generally and which cannot be assigned to a specific business unit are recorded in a separate segment as "Corporate and other", along with certain other income and expense items. The new allocation method has been applied for both current and prior periods.

Strategic initiatives

On September 1, 2005, we announced our strategic plan to pursue growth in the global life sciences market and divest of assets that do not contribute to the Company's areas of focus. Since that time, we have completed the sale of our interest in Source for cash proceeds of $79 million, recording an after-tax gain of $28 million. We have entered into an agreement to sell our interest in CLS for cash proceeds of $21 million, which we expect will close in the second quarter of 2006. We are also well advanced in discussions to sell certain non-core pharmaceutical research services businesses and we expect to complete our exit from these businesses by the end of this fiscal year. In addition, MDS Capital Corp. completed the sale of its retail funds management business.

We have now substantially completed the majority of our restructuring initiatives, including the elimination of over 700 positions, with an emphasis on senior management, administrative and support staff.

We are actively exploring alternative ownership structures for our diagnostics business to maximize value for shareholders and at the present time we are engaged with a number of possible buyers for the business. As well, we continue to review alternate strategies, including the possibility of distributing the interest in this business to shareholders in a tax-efficient manner. We expect that we will complete a transaction affecting this business before the end of this fiscal year.

On February 22, 2006, we announced the successful completion of our mediation process with Atomic Energy of Canada Limited (AECL) regarding our MAPLE isotope production facility project. Under the terms of the agreement, title to the facility has been transferred to AECL in exchange for a cash payment of $25 million and a 40-year supply agreement that will come into effect once the facility is operational. Importantly, under the terms of this agreement, MDS will have no continuing obligation for the capital costs of the facility, and will not be responsible for future operating costs. The long-term supply agreement provides for payments to AECL for the supply of isotopes on the basis of a percentage of revenues. Although this percentage is modestly higher than what we currently pay AECL for isotopes supplied by the National Research Universal Reactor (NRU), we believe that we will be able to mitigate the impact of this increase with increased sales volumes, price increases, and production efficiencies. The essential terms of the existing supply agreement will carry forward to an interim agreement and remain in effect while AECL completes the MAPLE facility.

When we entered into mediation discussions with AECL we were facing considerable uncertainty regarding estimated total costs to complete the project and projected future operating costs. In completing this settlement, we achieved our goal of shielding MDS shareholders from further capital costs associated with completing and commissioning the facility. We have also created a more economically viable relationship going forward, as we will avoid substantial operating cost increases related to the operation of the facility in the future. AECL will be focused on their primary strength of owning and operating the facilities, while we will focus on marketing, selling and distributing the isotopes.

Consolidated operating highlights
			% Change
	2006	2005	Reported	Organic
Net revenues	$365	$369	(1%)	4%

Operating income	$43	$47	(9%)
Adjustments:
Restructuring charges and other expenses	3	1
Adjusted operating income	46	48	(4%)
Depreciation and amortization	18	16
Adjusted EBITDA	$64	$64	-	10%

Adjusted EBITDA margin	18%	17%

Consolidated revenue for the first quarter of 2006 was $365 million, down marginally from the $369 million reported in the same period in 2005. On an organic basis, revenues grew by 4%, driven particularly by 19% growth in our isotopes segment. Revenues from our instruments business grew 1% organically and our pharmaceutical services business realized 2% growth in revenue on an organic basis, driven by the continued growth in all businesses except bioanalytical. Diagnostics revenues grew 1% in the quarter.

Adjusted EBITDA of $64 million, level with the prior year was up 10% on an organic basis. Strong results in isotopes and a substantial improvement in the EBITDA margin earned by our diagnostics business were the principal contributors to this organic growth. The impact of ongoing issues in our bioanalytical operations was significant this quarter, as we doubled our expenditures conducting the US Food and Drug Administration (FDA) review. These costs, combined with depressed revenues in this business, resulted in EBITDA being down by approximately $10 million year-over-year. Had we achieved the same level of EBITDA in bioanalytical that we achieved in the first quarter last year, we would have reported adjusted EBITDA growth of 31% organically.

Adjusted operating income for 2006 of $46 million was slightly below that achieved in the first quarter of 2005. Adjustments include stock option expenses related to the accelerated vesting of options for certain former executives who left MDS last year and a valuation provision related to a long-term investment. Reported operating income for the first quarter was $43 million, down from $47 million for the prior year, as currency and the ongoing costs of our bioanalytical review offset the growth in other areas.

Operating income for the quarter included $1 million equity gains from MDS Health Ventures, partially offsetting the impact of unusual items. We also recorded a $28 million after-tax gain on the sale of Source, although this gain is included with the results from our discontinued operations.

Selling, general, and administration (SG&A) expenses for the quarter were down substantially compared to the fourth quarter of 2005 when we announced our restructuring. SG&A for the quarter was $69 million compared to $84 million in the fourth quarter, and down slightly compared to the first quarter last year, including $2 million spent on our Sarbanes-Oxley (SOx) compliance program in the quarter. The drop from the fourth quarter reflects the impact of the initiatives undertaken at the end of last year to realign our cost structure and to be more globally competitive. The majority of these initiatives began to have effect in November 2005. SG&A expense for the current quarter was 19% percent of revenues compared to 22% in the fourth quarter last year. The magnitude of the drop since year-end is partially reflective of the higher than usual SG&A expenses in the fourth quarter. We made good progress in the quarter towards our goal of reducing our overall SG&A rate by 150 basis points over the course of 2006.

We remain committed to our high level of investment in research and development (R&D). During the first quarter, we spent $15 million on R&D activities and expensed $6 million this year, compared to $23 million and $7 million respectively in the same quarter last year.

Consolidated depreciation and amortization expense increased $2 million compared to last year. The increase is principally related to depreciation on our new common business system, on which we began to record depreciation in the third quarter last year. Capital expenditures for the quarter were $27 million, including capital costs associated with MAPLE incurred during the first quarter.

Results from discontinued operations include the after-tax gain resulting from the sale of our interest in Source, along with the ongoing operations of our other discontinued businesses.

Reported earnings per share were $0.38 for the quarter, compared to $0.21 in 2005. Adjusted earnings per share from continuing operations for the quarter were $0.23 compared to $0.22 earned in the same period last year. Earnings per share from discontinued operations were $0.19, including the impact of the Source gain. Adjusted earnings per share for the two periods were as follows:
	2006	2005
Basic and diluted EPS from continuing operations - as reported	$0.19	$0.21
Adjusted for:
Restructuring	0.01	0.01
Valuation provisions and investment writedowns	0.01	-
Quebec tax rate change	0.02	-
Adjusted EPS	$0.23	$0.22

In addition to the adjustments highlighted above, the decline in our bioanalytical business reduced earnings per share by approximately $0.05 for the quarter compared to last year.

Pharmaceutical Services

Financial Highlights
			% Change
	2006	2005	Reported	Organic
Early-stage revenues	$78	$88	(11%)	(1%)
Late-stage revenues	51	50	2%	13%
	$129	$138	(7%)	2%

Operating income (loss)	(4)	1	(500%)
Restructuring charges reversed	(1)	-
Adjusted operating income	(5)	1
Depreciation and amortization	8	7
Adjusted EBITDA	$3	$8	(62%)	-

Adjusted EBITDA margin	2%	6%

Our pharmaceutical services business grew 2% on an organic basis, 4% after taking into account our Skeletech acquisition. Organic growth was driven by continued strong results in all businesses except our Montreal bioanalytical business, for which the impact of the ongoing FDA review remains significant. Bioanalytical services is the only revenue line that was not up organically year-over-year, and revenues excluding bioanalytical were up 10% organically.

Late-stage revenues grew 13% organically, balanced between our global clinical development and global central laboratory businesses. Our late-stage businesses were significantly affected by the weakness in the Euro that began in the fourth quarter last year. The Euro is down 13% compared to the average rate for the first quarter of 2005.

Our late-stage businesses have also continued to grow their backlog and account for all of the growth in our reported balance. Our average monthly pharmaceutical research backlog continues to expand and averaged US$370 million for the first quarter of 2006, an increase of approximately 17% when compared to the average for the first quarter of fiscal 2005. It is also up 9% sequentially from the fourth quarter last year.
(millions of US dollars)
Fiscal 2004 - Quarter 1	$240
Quarter 2	265
Quarter 3	285
Quarter 4	300
Fiscal 2005 - Quarter 1	315
Quarter 2	305
Quarter 3	315
Quarter 4	340
Fiscal 2006 - Quarter 1	370

Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded. We report our backlog in US dollars to reflect the underlying currency of the majority of such contracts and, therefore, reduce the volatility that would result from converting the measure to Canadian dollars.

The review of our Montreal bioanalytical operations continued during the quarter. We have now conducted a data review of all studies within the scope committed with the FDA.

All bio-equivalency studies that were in scope and conducted over the 2000-2004 period were included in the review. As anticipated, our findings suggest that certain studies will require further assessment, which may include follow-up investigations or analytical review. We continue to work diligently to ensure that the final results of our review will meet the FDA's expectations.

The financial impact of the Montreal bioanalytical review has increased steadily since the second quarter of 2005. Relative to the fourth quarter of 2005, we doubled our expenditures in this activity in the current quarter to ensure timely progress. On an organic basis, bioanalytical revenues in the first quarter declined by nearly one-third year-over-year. Our bioanalytical business contributed $10 million less EBITDA in the first quarter compared to the same period last year, of which, $6 million related to increased direct costs of the review.

Reported EBITDA was impacted by currency changes and the decreased profits in our bioanalytical business. Excluding the impact of currency and the drop in bioanalytical profits, adjusted EBITDA for the segment rose 33%. EBITDA was flat organically, although all business units except Montreal bioanalytical contributed to growth in EBITDA this quarter, with particularly good contribution from our preclinical and late-stage operations.

Capital expenditures in the pharmaceutical services segment were $8 million compared to $4 million last year. Capital expenditures were related principally to our ongoing expansion in Lyon, as well as an expansion of the Skeletech site in Bothell that had been planned at the time of the acquisition. We also continued the rebuilding of our New Orleans facility during the quarter; however, the cost of this is expected to be covered by insurance proceeds. The rate at which we can return this facility to full operations is dependent on the condition of the surrounding neighbourhood and of the city itself, as this will affect our ability to recruit study participants. We are now bidding on early clinical studies for the New Orleans site, although we expect to commence work no earlier than the third quarter.

We are expanding our early clinical capacity to take advantage of continued strong market demand in this service line. We currently plan to add 120 new early clinical beds this year and will have another 50 beds available once the New Orleans site reopens. Bed availability is the primary driver for growth in this business, and further expansions will be considered as conditions warrant.

Isotopes

Financial Highlights
			% Change
	2006	2005	Reported	Organic
Revenues	$82	$75	9%	19%

Operating income	24	21	14%
Depreciation and amortization	4	4
Adjusted EBITDA	$28	$25	12%	63%

Adjusted EBITDA margin	34%	33%

Our isotopes business grew 19% year-over-year on an organic basis, driven by very strong sales of medical isotopes. Early in the quarter, a major competitor announced a voluntary recall of technetium generators, used primarily for cardiac imaging, while they address sterility issues at their primary manufacturing facility. This facility has been out of production since the announcement and sales volumes for our isotopes business have increased in this time. We estimate that up to $8 million of high-margin revenues were realized in the quarter. We expect normal industry production to resume sometime in the second quarter, and accordingly, we do not expect to be able to fully retain the increase in market share beyond the third quarter.

The increase in molybdenum sales combined with higher cobalt shipments this year, account for the majority of the increase in isotope revenues. The strength in these markets was partially offset by the impact from the continuing drop in the value of US dollar and, to a lesser extent, the drop in the value of the Euro compared to this time last year. Teletherapy systems and related revenues were down this year, principally due to lower unit shipments and to the impact of the declining Euro.

Organic growth in EBITDA was 63%, led by the contribution from both medical isotopes and medical sterilization. The impact of currency was significant for our isotopes business in the quarter, and as a result, reported EBITDA for the segment was $28 million for the first quarter this year compared to $25 million last year.

During the first quarter, we launched our new Equinox line of therapy system equipment for cancer treatment and BEXXAR®, a product we manufacture for GlaxoSmithKline, was launched in Canada.

Capital expenditures in the isotopes segment were minimal at $1 million, compared to a similar amount last year and excluding spending on the MAPLE project. Capital costs associated with the MAPLE project were $14 million in the quarter (excluding capitalized interest) compared to the $8 million spent last year. The capital expenditures made in the first quarter of 2006 are fully recoverable from AECL under the terms of the mediated settlement and will be reversed in the second quarter.

The outlook for our isotopes business is strong. While the technical issues associated with the reactors have yet to be resolved, the major uncertainties associated with the MAPLE contract are behind us and we are able to focus more effectively on our businesses. We recently announced a new strategic relationship with Molecular Insights Pharmaceuticals, Inc. that represents a key development for our radiopharmaceutical and drug development capabilities. A number of similar opportunities are in active development.

We also received conditional approval from the FDA for a non-registration trial for our TheraSphere® product for liver cancer. We are proceeding with an application for a randomized Phase III trial that is intended to support a Pre-Market Approval application for this product. The product continues to be available in the US under a humanitarian device exemption.

Instruments

Financial Highlights
			% Change
	2006	2005	Reported	Organic
Revenues	$71	$74	(4%)	1%

Operating income	15	18	(17%)
Depreciation and amortization	4	3
Adjusted EBITDA	$19	$21	(10%)	-

Adjusted EBITDA margin	27%	28%

Our instruments business grew 1% on an organic basis. The declining US dollar reduced reported revenues this quarter compared to the same period last year. Revenue growth was anchored by strong orders for the 3200 Q Trap® and 4800 MALDI TOF/TOF, along with continued strength of the higher-end API 4000™ and API 5000™ models. Demand outstripped supply for some of our key products in the first quarter. We introduced an entirely new product late last year, the CellKey™ System. This product is being manufactured at our new Singapore plant and we shipped the first unit in the quarter.

Organic EBITDA growth was level compared to a strong first quarter last year, while reported EBITDA for the segment was $19 million compared to $21 million last year, reflecting the impact of currency.

Capital expenditures in the instruments segment (excluding capitalized development costs) were $1 million this year and last.

We are encouraged by the strong order flow for our high-end analytical instrumentation. Orders are good on our new products and we expect strong shipments in the second quarter. Signs point to continued strength in the small molecule market where our high-end triple quad instruments are targeted.

Diagnostics

Financial Highlights
			% Change
	2006	2005	Reported	Organic
Revenues	$83	$82		1%

Operating income	17	14		21%
Restructuring charges	1	-
Adjusted operating income	18	14
Depreciation and amortization	2	2
Adjusted EBITDA	$20	$16		25%

Adjusted EBITDA margin	24%	20%

Our diagnostics business grew 1% on an organic basis. Revenue growth in this business is contained by the multi-year fee agreements we operate under in both BC and Ontario. As yet there has been no new agreement reached to replace the Ontario fee agreement that expired on March 31, 2005 and we continue to bill under the old agreement.

EBITDA increased to $20 million from the $16 million reported last year, increasing our EBITDA margin to 24% from the 20% earned last year. This margin expansion is a direct result of the cost realignment initiatives launched last fall and the LeanSigma projects that we currently have underway.

Capital expenditures in the diagnostics segment were $1 million this year and last.

Negotiations continue on the Ontario fee agreement and we are hopeful that a new agreement will be signed in the near future. While we are unable to predict the exact outcome of these negotiations, we expect a moderate fee increase that will be retroactive to April 1, 2005. In the meantime, we remain focused on our LeanSigma and competitiveness initiatives to improve the operating results of this business.

Corporate

Financial Highlights
	2006	2005	% Change

Operating costs	$(9)	$(7)	29%
Adjustments:
Restructuring charges and other	3	1
Adjusted operating costs	(6)	(6)	-

In September 2005, we announced our intention to liquidate our investment in MDS Capital Corp. and related investment funds. During the quarter, we recorded $1 million of equity earnings related to gains that have been realized as these activities proceed. These earnings are included in the adjusted operating loss reported above. We do not expect significant future gains or losses from the liquidation of these investments. In 2005, we reported a $2 million equity loss as a result of investment write-downs in the investment portfolios.

During the quarter, we determined that a $1 million long-term receivable related to the sale of our proteomics operations in Denmark was not collectible and this amount was written off. Subsequent to the quarter-end, we received $1 million of bankruptcy proceeds associated with the closure of Protana. This income will be recorded in the second quarter. The provision recorded in the quarter is reflected in restructuring charges and other expenses above, along with a $2 million charge related to the cost of stock options previously granted to certain retiring executives.

As we reported in our 2005 fourth quarter, we honoured a financial guarantee of the bank obligations of Hemosol Corporation, and, together with another secured lender, we have been providing debtor-in-possession financing to facilitate an orderly liquidation of Hemosol. To date we have advanced slightly more than one-third of the $1 million we committed to provide.

The ultimate value of Hemosol and its assets remains uncertain. Although we have approximately $21 million of secured claims, there is risk that the bankruptcy proceeds will not be sufficient to fully recover this amount. Our carrying value for these claims is $13 million, and we are actively monitoring the bankruptcy proceedings to protect our interests.

Net interest expense was $1 million, down from the $4 million last year, due primarily to lower interest costs for our US dollar debt, and higher interest earned on cash balances.

We capitalized $2 million of interest costs related to the MAPLE construction project in both years. As a result of the mediation settlement, and because we no longer own the asset under construction, beginning with the second quarter of 2006 future interest costs will be expensed as incurred. Our interest expense will increase by $10 million on an annualized basis, including $5 million of cash interest.

Income taxes

The effective tax rate for the first quarter of 2006 was 31% compared to 26% for the first quarter of last year. Income tax rate increases enacted by the Province of Quebec in December 2005 have increased our long-term tax liabilities by $2 million. This impact has been reported as a future tax expense in the first quarter of 2006, and accounts for the increase in the rate.

Discontinued operations

The results of our discontinued businesses for the first quarter of 2006 and 2005 were as follows:
	2006	2005
Revenues	$34	$85
Cost of revenues	(28)	(72)
Selling, general and administrative	(4)	(10)
Depreciation and amortization	(1)	(2)
Net operating income (loss)	1	1
Gain on sale of Source	28	-
Interest expense	-	-
Dividend and interest income	-	-
Income taxes	-	-
Minority interest	(1)	(1)
Income from discontinued operations	$28	$-
Basic EPS	$0.19	$-

Liquidity and capital resources

	January 31	October 31
	2006	2005	Change
Cash and cash equivalents	$282	$265	6%
Operating working capital[1]	$120	$84	43%
Current ratio	1.9	1.7

1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

The increased current ratio is mainly due to the payment in the quarter of accounts payable and accrued liabilities related to our fiscal 2005 restructuring program. Cash flow from continuing operations was $(1) million compared to $32 million in 2005. The decreased cash flow from continuing operating activities is primarily related to payment of year-end accounts payable and accruals. This figure also excludes the $79 million cash proceeds resulting from the sale of Source.

Our liquidity needs can be satisfied from cash generated from operations and short-term borrowings against our available lines of credit. During 2005, we negotiated a $500 million, five-year committed, revolving credit facility which replaced our previous $225 million credit facility. No funds were borrowed under the facility as of January 31, 2006.

Cash used in investing activities (excluding discontinued operations) was $48 million, including $27 million of capital expenditures and the $20 million loan guarantee payment associated with Hemosol.

Cash used in financing activities (excluding discontinued operations) during the quarter was
$9 million, a decrease of $11 million versus last year. The decrease was mainly due to an increase in cash received from the exercise of stock options and a reduction in shares purchased under our Normal Course Issuer Bid (NCIB). We have been under a voluntary blackout period since April 2005, and as a result, we made no purchases under our NCIB during the quarter. In the first quarter of 2005, we acquired 522,900 Common shares under our NCIB for cash consideration of $8 million.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated capital expenditures, research and development expenditures and other cash requirements in 2006. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash. We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual obligations

There have been no material changes in contractual obligations since October 31, 2005, with the exception of those contained in the MAPLE settlement agreement, described elsewhere in this document.

There has been no substantive change in any of our long-term debt or other long-term obligations since October 31, 2005. We have not entered into any new guarantees of the debt of other parties, nor do we have any off-balance sheet arrangements.

Derivative instruments

We use derivative financial instruments to manage our foreign currency and interest rate exposure. These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures. All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by certain of these banks to determine the fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments at January 31, 2006 was $4 million. We recorded no mark-to-market loss on interest rate swaps during the first quarter of 2006.

Capitalization
	January 2006	October 2005	Change
Long-term debt	$454	$468	(3%)
Less: cash and cash equivalents	282	265	6%
Net debt	172	203	(15%)
Minority interest	14	20	(30%)
Shareholders' equity	1,488	1,425	4%
Capital employed1	$1,674	$1,648	2%

1 Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased $14 million due principally to revaluation of our US-dollar denominated long-term debt. The US dollar depreciated by $0.04 since October 31, 2005, resulting in a further unrealized gain on this debt of $13 million and bringing the total cumulative unrealized gain to $138 million. This unrealized gain is recorded in the currency translation adjustment account.

Quarterly highlights

Following is a summary of selected financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with Canadian GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.
(millions of Canadian dollars, except earnings per share)
	Jan 2006	Oct 2005	July 2005	Apr 2005
Net revenues	$365	$390	$368	$362
Operating income (loss)	$43	$(35)	$26	$38

Income (loss) from continuing operations	$27	$(29)	$14	$27
Net income (loss)	$55	$(48)	$19	$30
Earnings (loss) per share from continuing operations
Basic and diluted	$0.18	$(0.21)	$0.10	$0.18
Earnings (loss) per share
Basic and diluted	$0.38	$(0.34)	$0.14	$0.21

	Jan 2005	Oct 2004	Jul 2004	Apr 2004
Net revenues	$369	$375	$375	$369
Operating income	$47	$11	$67	$-

Income (loss) from continuing operations	$30	$5	$51	$(24)
Net income (loss)	$30	$9	$50	$(36)
Earnings (loss) per share from continuing operations
Basic and diluted	$0.21	$0.03	$0.36	$(0.17)
Earnings (loss) per share
Basic and diluted	$0.21	$0.06	$0.35	$(0.25)

Items that impact the comparability of operating income include:

  The third quarter of 2005 reflected restructuring charges of $5 million and a writedown of licensed technology of $8 million.
  The fourth quarter of 2005 reflected restructuring charges of $67 million and provisions related to long-term investments of $13 million.

Outlook

Our first quarter in fiscal 2006 has been strong and we are seeing a number of encouraging signs for the balance of the year. We completed a number of important steps in our repositioning and we have tightened our strategic focus. The sale of Source, the completion of an agreement that resolves long-standing issues related to the MAPLE project, and the impending sale of CLS each provide evidence of our commitment to this focus. Efforts continue to find an alternative ownership structure for our diagnostics business. We expect to be able to announce this transaction by mid-year. We will continue to make progress executing our strategic plan to be a more competitive and tightly focused participant in the fast-growing global life sciences markets.

Foreign currency remains a critical issue for our businesses as both the US dollar and the Euro continue to decline relative to the Canadian dollar. The diminished protection afforded by our hedges will continue to have an impact on our reported operating results this year. We will provide analysis of our results on an organic basis to help provide a clearer understanding of the trends affecting our businesses. We expect to switch to US dollar and US GAAP reporting following the completion of a diagnostics transaction.

Recent significant contract wins by our late-stage businesses and the continued growth of the early-stage businesses other than bioanalytical are encouraging. We expect the Montreal bioanalytical review to continue through the rest of the current fiscal year, resulting in increased costs and depressed levels of profitability for this business. We have remained in close contact with all of our bioanalytical customers during the review period, and we continue to believe that we will see an increase in work at the Montreal location once the review and remediation work is completed. This issue has not affected our other bioanalytical facilities.

Fiscal 2006 is an important year for our isotopes business as a number of major customer contracts come up for renewal, affecting both the medical isotopes and sterilization businesses. We are optimistic at this time that we will be successful in negotiating renewals of all significant contracts. We are also working aggressively to retain some of the unusual market share increase that we experienced in the first quarter as a result of industry supply disruptions.

Continued currency weakness remains a significant risk for our instruments business as essentially all end-user sales occur in currencies other than the Canadian dollar, and in particular the US dollar, which has weakened further since the beginning of the year. At this time, we expect the currency issues to have an impact on reported revenues in future quarters; however, we expect organic growth rates similar to that experienced this quarter while strength returns to our markets. Instruments revenue growth was strong in the fourth quarter last year at 20% and more moderate in the first quarter compared to a strong first quarter in 2005.

We have had good success with our restructuring efforts thus far, reducing our SG&A spending by $15 million from the fourth quarter of last year. On a currency neutral basis we achieved an adjusted EBITDA margin of 15% compared to 14% last year. This compares well with our targeted improvement of 150 to 200 basis points, a level that we believe we will achieve over the course of fiscal 2006 as our revenues grow.

SG&A spending for the quarter includes amounts related directly to our ongoing efforts to ensure compliance with the US SOx regulatory requirements this year. Our SOx activities will continue throughout the year at approximately this same quarterly rate. Our focus is to complete the required SOx assessments for all of our continuing businesses by year-end and to put plans in place to address any identified weaknesses.

Settlement of the MAPLE issues results in a significant decrease in our expectations for capital expenditures. In 2005, we capitalized $63 million related to the MAPLE project, including
$59 million of cash expenditures out of total cash purchases of capital assets of $133 million. We have no further obligations for MAPLE capital expenditures and expect that our 2006 capital asset purchases will be in the range of $50-$60 million, focused principally in pharmaceutical services. The MAPLE settlement was signed in the second quarter but was retroactive to November 1, 2005. Accounting rules require that $14 million of capital costs (excluding capitalized interest) related to MAPLE be accrued in the first quarter; however, these costs will be reversed in the second quarter as part of our accounting for the agreement.

Our financial statements for the second quarter will reflect the outcome of the MAPLE settlement. Under the terms of the agreement, we will exchange our ownership interest in the project, along with certain inventories related to the project, for $25 million cash consideration, a 40-year supply agreement, and a non-interest bearing note receivable, to be paid over four years beginning in 2008. The carrying value of the project, following the reversal of the obligation related to capital costs for the period November 1, 2005 to February 22, 2006, is approximately $345 million and the inventories have a carrying value of $53 million. We will record the long-term supply agreement in our books at $345 million and the note receivable at its discounted present value of $43 million. We will record a non-cash charge of $10 million in the second quarter as a result of these transactions.

Consolidated Statements of Financial Position [unaudited]
As at January 31 with comparatives at October 31 [millions of Canadian dollars]	2006	2005 (Restated Note 3)
Assets
Current
Cash and cash equivalents	$282	$265
Accounts receivable	223	278
Unbilled revenue	101	115
Inventories	160	163
Income taxes recoverable	3	3
Current portion of future tax asset	19	19
Prepaid expenses and other	33	21
Assets held for sale [note 3]	26	114
	847	978

Property, plant and equipment	861	841
Future tax asset	114	118
Long-term investments and other [note 13]	180	159
Goodwill	532	541
Other intangibles	41	43
Total Assets	$2,575	$2,680

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	$289	$353
Deferred revenue	75	119
Income taxes payable	33	28
Current portion of unrealized benefit of future tax asset	17	16
Current portion of long-term debt	13	13
Liabilities related to assets held for sale [note 3]	18	50
	445	579

Long-term debt	441	455
Deferred revenue	23	26
Unrealized benefit of future tax asset	60	64
Other long-term obligations	32	42
Future tax liabilities	72	69
Minority interest	14	20
	$1,087	$1,255
Shareholders' equity
Share capital [note 2]	862	847
Retained earnings	654	604
Currency translation adjustment	(28)	(26)
	1,488	1,425
Total liabilities and shareholders' equity	$2,575	$2,680
See accompanying notes
Three months ended January 31
[millions of Canadian dollars, except per share amounts]	2006	2005 (Restated Note 3)
Net revenues	$365	$369
Cost of revenues	(228)	(226)
Selling, general and administration	(69)	(71)
Research and development [note 4]	(6)	(7)
Depreciation and amortization	(18)	(16)
Restructuring charges [note 5]	(2)	(1)
Other expenses	(1)	-
Equity earnings (loss)	2	(1)
Operating income	$43	$47
Interest expense	(5)	(6)
Dividend and interest income	4	2
Income from continuing operations before income taxes and minority interest	42	43
Income taxes	(13)	(11)
Minority interest - net of tax	(2)	(2)
Income from continuing operations	27	30
Income from discontinued operations - net of tax [note 3]	28	-
Net income	$55	$30
Basic and diluted earnings per share [note 6]
- from continuing operations	$0.19	$0.21
- from discontinued operations	0.19	-
Basic and diluted earnings per share	$0.38	$0.21
See accompanying notes

Consolidated Statements of Retained Earnings [unaudited]
Three months ended January 31
[millions of Canadian dollars]	2006	2005
Retained earnings, beginning of period	$604	$600
Net income	55	30
Repurchase of shares	-	(5)
Dividends - cash	(4)	(4)
Dividends - stock	(1)	-
Retained earnings, end of period	$654	$621
Three months ended January 31
[millions of Canadian dollars]	2006	2005 (Restated Note 3)
Operating activities
Net income	$55	$30
Net income from discontinued operations	28	-
Net income from continuing operations	27	30
Items not affecting current cash flow [note 9]	18	19
Changes in non-cash working capital balances relating to operations [note 9]	(46)	(17)
Cash provided by (used in) operating activities of continuing operations	(1)	32
Cash used in operating activities of discontinued operations	(1)	-
	(2)	32
Investing activities
Increase in deferred development charges	(2)	-
Purchase of capital assets	(27)	(20)
Other [note 13]	(19)	(2)
Cash used in investing activities of continuing operations	(48)	(22)
Cash from proceeds on sale of discontinued operations	75	-
Financing activities
Decrease in deferred income and other long-term obligations	(9)	(5)
Payment of cash dividends	(4)	(4)
Issuance of shares	11	4
Repurchase of shares	-	(8)
Distribution to minority interest	(7)	(7)
Cash used in financing activities of continuing operations	(9)	(20)

Effect of foreign exchange rate changes on cash and cash equivalents	1	2
Increase (decrease) in cash position during the period	17	(8)
Cash position, beginning of period	265	296
Cash position, end of period	$282	$288
Cash position comprises cash and cash equivalents See accompanying notes.

1. Accounting Policies

These consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2005, except as disclosed below, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Prior year's amounts have been restated to reflect the results of discontinued operations, and a change in the way the Company reports segmented information.

(a) Accounting Policy Changes

(i) Non-monetary Transactions

In June 2005, the CICA issued Handbook Section 3831 - Non-monetary Transactions (Section 3831) to revise and replace the current standards on non-monetary transactions. The Company has chosen early adoption of this policy, as permitted, effective with the interim period commencing August 1, 2005. Retroactive application is not permitted.

The new section requires all non-monetary transactions to be measured at the fair value of the asset given up or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions. The commercial substance requirement is met when an entity's future cash flows are expected to change significantly as a result of the transaction.

Adoption of this Handbook Section did not have an impact on the Company's results from operations or financial position of the Company for the period (see note 14a).

(ii) Asset Retirement Obligations

The Company adopted CICA Handbook Section 3110 - Asset Retirement Obligations (AROs), on November 1, 2004. This section describes how to recognize and measure liabilities related to legal obligations of retiring property, plant and equipment.

The Company has identified an asset retirement obligation relating to decommissioning costs of a facility located in Kanata, Ontario (see note 14c).

(b) Measurement Uncertainty

To determine the assets held for sale related to those operations classified as discontinued operations, we are required to make estimates and assumptions that affect the reported amounts of these assets and liabilities and, therefore, these amounts are subject to measurement uncertainty.

2. Share Capital and Stock Options

The following table summarizes information on share capital and stock options and related matters as at January 31, 2006:
(number of shares in thousands)	Number	Amount
Common shares
Balance as at October 31, 2005	142,099	$847
Issued during the period	991	15
Balance as at January 31, 2006	143,090	$862

During the quarter, the Company did not repurchase or cancel any Common shares.

(number of shares in thousands)	Number	Average Exercise Price
Stock options
Balance as at October 31, 2005	7,674	$17.76
Activity during the period:
Granted	934	19.98
Exercised	(898)	12.25
Cancelled or forfeited	(246)	20.48
Balance as at January 31, 2006	7,464	$18.61

There were 4,589 stock options exercisable as at January 31, 2006.

3. Discontinued Operations

The results of discontinued operations in the quarter were as follows:
	Three months ended January 31
	2006	2005
Revenues	$34	$85
Cost of revenues	(28)	(72)
Selling, general and administrative	(4)	(10)
Depreciation and amortization	(1)	(2)
Net operating income (loss)	1	1
Gain on sale of Source	28	-
Minority interest	(1)	(1)
Income from discontinued operations	$28	$-
Basic EPS	$0.19	$-

The Company has committed to a plan to divest a number of business operations that are no longer part of the Company's strategic plan. During the quarter, the Company sold its interest in Source Medical Corporation for gross cash proceeds of $79 million and recognized a gain of $28 million. No income taxes were reported on this gain as the gain for tax purposes was fully sheltered by available capital loss carryovers.

In 2005, the Company approved a plan to divest of its Pharmaceutics, Fermentation Biopharmaceutics/Biosafety, and in vitro Pharmacology operations within the MDS Pharma Services business. Also in 2005, the Company's partner in Calgary Laboratory Services LP (CLS) exercised its right to buy out the Company's partnership interest, and as a result, this interest has been classified as a discontinued operation (see note 14b).

In accordance with Section 3475 of the CICA Handbook, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell. At January 31, 2006, assets of certain operations are held for sale. The sale of these operations is expected to occur within one year.

Assets held for sale and related liabilities as at January 31, 2006 and 2005 comprised:
	Three months ended January 31
	2006	2005
Accounts receivable	$4	$30
Inventory	1	25
Capital assets	15	33
Goodwill	6	26
Total assets held for sale1	26	114

Current liabilities	7	32
Other long-term obligations	11	16
Liabilities related to assets held for sale	$18	$48

1 Assets held for sale have been classified as current as the Company has signed agreements where such assets are expected to be disposed of within the current fiscal period.

4. Research and Development
	Three months ended January 31
	2006	2005
Gross expenditures	$15	$23
Investment tax credits	(1)	(2)
Recoveries from partners	(7)	(9)
Development costs deferred	(1)	(5)
Research and development expense	6	7

For the quarter, depreciation and amortization includes $1 million (2005 - $1 million) related to research and development.

5. Restructuring Charges

An analysis of the activity in the provision through January 31, 2006 is as follows:
	Restructuring Charge	Cumulative drawdowns		Provision Balance at Jan. 31, 2006
		Cash	Non-cash
2004:
Workforce reductions	$14	$(13)	$(1)	$-
Equipment and other asset writedowns - adjustment	(1)	-	1	-
	$13	$(13)	$-	$-
2005:
Workforce reductions	$52	$(38)	$(1)	$13
Equipment and other asset writedowns - adjustment	8	-	(8)	-
Contract cancellation charges	12	(1)	-	11
	$72	$(39)	$(9)	$24
2006:
Stock option related charges	$2	$-	$(2)	$-
				$24

The Company has continued to utilize the reserves established in prior years relating to change initiatives affecting support services, senior management reductions, and system implementations.

During the quarter, the Company made payments of $17 million in severance and other employee related costs as part of the restructuring initiative.

6. Earnings per Share

a) Dilution
Three months ended January 31
(number of shares in millions)	2006	2005
Net income available to Common shareholders	$55	$30
Weighted average number of Common shares outstanding - basic	143	142
Impact of stock options assumed exercised	1	-
Weighted average number of Common shares outstanding - diluted	144	142

b) Pro Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:
	Three months ended January 31
	2006	2005
Net income	$55	$30
Compensation expense for options granted prior to November 1, 2003	(1)	(2)
Net income - pro forma	54	28

Basic and diluted earnings per share	$0.38	$0.20

During the quarter, the Company granted 934,450 options (2005 - 950,850) at an average exercise price of $19.98 (2005 - $17.81). These options have a fair value determined using the Black-Scholes model of $4.13 per share, (2005- $6.19) based on the following assumptions:
	2006	2005
Risk-free interest rate	3.9%	3.8%
Expected dividend yield	0.7%	0.7%
Expected volatility	0.23	0.34
Expected time to exercise (years)	3.25	5.25

7. Other Expenses

The company recorded a provision for a $1 million long-term asset based on its assessment of the carrying value of the asset to the present value of expected future cash flows.

8. Post Employment Obligations

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The post employment obligation expense for the quarter was $1 million (2005 - $1 million).

9. Supplementary Cash Flow Information

Non-cash items affecting net income comprise:
Three months ended January 31
	2006	2005
Depreciation and amortization	$18	$17
Minority interest	3	2
Stock option compensation	3	1
Deferred income	(3)	-
Future income taxes	2	2
Equity earnings - net of distribution	-	1
Other	(5)	(4)
	$18	$19

Changes in non-cash working capital balances relating to operations include:
Three months ended January 31
	2006	2005
Accounts receivable	$29	$18
Unbilled revenue	14	(20)
Inventories	1	1
Accounts payable and deferred revenue	(83)	(12)
Income taxes	4	2
Foreign exchange and other	(11)	(6)
	$(46)	$(17)

10. Segmented Information
					Three months ended January 31, 2006
	Pharmaceutical Services	Isotopes	Instruments	Diagnostics	Corporate and Other	Total
Net revenues	$129	$82	$71	$83	$-	$365
Cost of revenues	(93)	(40)	(44)	(51)	-	(228)
Selling, general and administration	(33)	(13)	(3)	(13)	(7)	(69)
Research and development	-	(1)	(5)	-	-	(6)
Depreciation and amortization	(8)	(4)	(4)	(2)	-	(18)
Restructuring charges - net	1	-	-	(1)	(2)	(2)
Other income (expenses)	-	-	-	-	(1)	(1)
Equity earnings	-	-	-	1	1	2
Operating income (loss)	$(4)	$24	$15	$17	$(9)	$43

Capital expenditures	$8	$12	$1	$1	$5	$27

					Three months ended January 31, 2005
	Pharmaceutical Services	Isotopes	Instruments	Diagnostics	Corporate and Other	Total
Net revenues	$138	$75	$74	$82	$-	$369
Cost of revenues	(93)	(38)	(42)	(53)	-	(226)
Selling, general and administration	(37)	(11)	(5)	(13)	(5)	(71)
Research and development	-	(1)	(7)	-	1	(7)
Depreciation and amortization	(7)	(4)	(3)	(2)	-	(16)
Restructuring charges - net	-	-	-	-	(1)	(1)
Other income (expenses)	-	-	-	-	-	-
Equity earnings (loss)	-	-	1	-	(2)	(1)
Operating income (loss)	$1	$21	$18	$14	$(7)	$47

Capital expenditures	$4	$8	$2	$-	$6	$20

There have been a number of changes within our senior leadership team, including the appointment of a new President and Chief Executive Officer, which together with the recent global restructuring and realignment initiatives necessitated a review of the way we report segmented results. The strategic direction to focus on Pharmaceutical Services, Isotopes, and Instruments businesses requires the Company to change its segment disclosure to reflect the way in which the chief operating decision maker evaluates the results of each segment pursuant to "CICA HB Section 1701".

The Company has continued to disclose its diagnostics business in the segmented results, as it currently does not meet the criteria for classification as a discontinued operation.

We have also changed the methodology of allocating certain central expenses based on factors that reflect the drivers of such costs within each segment. Consequently, the Company is now disclosing non-allocated corporate costs separately, reflecting certain items that cannot be assigned to a specific business unit within any of the above segments.

11. Financial Instruments

The carrying amounts and fair values for all derivative financial instruments are as follows:
			Three months ended January 31
		2006		2005
		Carrying amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- asset	$2	$6	$-	$30
Currency forward and option	- liabilities	$-	$-	$(1)	$(2)
Interest rate swap and option contracts		$(2)	$(2)	$-	$2

As of January 31, 2006, the Company had outstanding foreign exchange contracts and options in place to sell up to US$108 million, and in certain circumstances up to US$158 million, at a weighted average exchange rate of C$1.19 maturing over the next 6 months. The Company also had interest rate swap contracts that economically convert a notional amount of US$80 million of debt from a fixed to a floating interest rate. For accounting purposes, the changes in fair value in interest rate swaps are charged to income, as they are not eligible for hedge accounting.

Foreign exchange options not eligible for hedge accounting are included in accounts payable and are marked to market each period. A $2 million unrealized gain has been recorded in selling, general and administrative expenses this period to mark these options to their fair market value.

12. Income Taxes

A reconciliation of expected income taxes to reported income tax expense is provided below. The effective rate for the quarter was 31% (2005 - 26%).

	Three months ended January 31
	2006	2005
Expected income taxes expense at MDS's 35% statutory rate	$15	$15
Increase (decrease) to tax expense as a result of:
Benefit of tax losses previously not recognized	(4)	(4)
Impact of Quebec tax rate increase on future tax balances	2	-
Reported income tax expense	$13	$11

13. Guarantees

The Company undertook to guarantee a rental lease on behalf of an investee, Protana Inc. (the Lessor). As a result of Protana Inc. going into receivership, MDS will commence monthly lease payments, effective March 2006. Payment will continue until a new tenant is in position or February 2007. As the guarantee was accrued for in 2005 there will be no further impact to the income statement.

In 2003, the Company undertook to guarantee a $20 million bank loan on behalf of an investee, Hemosol Corp. (the Borrower), in exchange for warrants in the Borrower. This loan was secured by a fixed and floating charge over all assets of the Borrower. Under the guarantee, MDS was subrogated to and took an assignment of the rights and remedies of the bank under the loan.

In this quarter, the Borrower entered receivership and as a result, the Borrower's bank requested payment by the Company of the amounts due on the bank loan. On December 8, 2005, the Company remitted $20 million to the bank and, in turn, assumed the loan and the senior security position held by the bank. Due to measurement uncertainty, the Company is not able to determine if sufficient proceeds from the sale of the assets of the Borrower will be available to recover the Company's investment. The investment is available for sale and is included in investments and other.

14. Subsequent Events

a) On February 22, 2006 MDS announced the conclusion of a comprehensive mediation process with Atomic Energy of Canada Limited (AECL) related to the MAPLE reactor project. Under the new agreement, AECL immediately paid MDS $25 million. AECL assumed complete ownership of the MAPLE facilities and will be responsible for all costs associated with completing the project and the production of medical isotopes. MDS and AECL have entered into a 40-year supply agreement similar to the current NRU supply agreement and AECL will acquire all inventories associated with the MAPLE project.

MDS's carrying value of the MAPLE project, after adjustments and the $25 million payment from AECL, will be approximately $345 million. This investment will be reclassified from a capital asset under construction to an intangible asset, to reflect the exchange of MDS's interest in the facility for the new supply agreement. This amount will be amortized on a straight-line basis over a 40-year period once commercial production of MAPLE isotopes begins. AECL will also acquire $53 million of MAPLE-related inventories which will be paid for over four years beginning in 2008. As a result of this agreement, MDS will record an approximate $10 million non-cash charge in the second quarter.

b) On February 2, 2006, MDS, through its subsidiary, Bow Valley Diagnostic Services Inc., signed an agreement to sell its partnership interest in Calgary Laboratory Services, to its partner, the Calgary Health Region. MDS' proceeds from the sale will be $21 million. The agreement is subject to a number of conditions, but is expected to close on April 1, 2006.

c) Subsequent to the quarter end, the Canadian Nuclear Safety Commission completed its review for the decommissioning of the facility at Kanata, Ontario. The estimated asset retirement obligation is $15 million.

15. Comparative Figures

Certain figures for the previous year have been reclassified to conform with the current year's financial statement presentation. In addition, segmented information for 2005 has been restated to reflect the discontinued operations reported.